Columbia Credit Income Opportunities Fund (the Fund) Dividend Investment Plan

Pursuant to the Fund’s dividend investment plan (the Plan), all shareholders will have all dividends, including any capital gain dividends, reinvested automatically in additional Shares by Columbia Management Investment Services Corp., as agent for the shareholders (the Plan Agent), unless the shareholder elects to receive cash. An election to receive cash may be revoked or reinstated at the option of the shareholder. In the case of record shareholders such as banks, brokers or other nominees that hold Shares for others who are the beneficial owners, the Plan Agent will administer the Plan on the basis of the number of Shares certified from time to time by the record shareholder as representing the total amount registered in such shareholder’s name and held for the account of beneficial owners who are to participate in the Plan. Shareholders whose Shares are held in the name of a bank, broker or nominee should contact the bank, broker or nominee for details. Such shareholders may not be able to transfer their Shares to another bank or broker and continue to participate in the Plan.

Shares received under the Plan will be issued to you at their net asset value (NAV) on the payment date; there is no sales or other charge for reinvestment. The number of full and fractional Shares (carried to the third decimal place) that each shareholder receiving Shares will be entitled to receive is to be determined by dividing the total amount that he or she would have been entitled to receive had he or she elected to receive the dividend in cash by the NAV per share of such Shares as of the close of business of the New York Stock Exchange on the payable dates, such full and fractional Shares to be credited to the accounts of such shareholders. You are free to withdraw from the Plan and elect to receive cash at any time by giving written notice to the Plan Agent or by contacting your broker or dealer, who will inform the Fund.

The Plan Agent provides written confirmation of all transactions in the shareholder accounts in the Plan, including information you may need for tax records. Any proxy you receive will include all Shares you have received under the Plan.

Automatically reinvested dividends and distributions are taxed in the same manner as cash dividends and distributions.

The Fund and the Plan Agent reserve the right to amend or terminate the Plan. There is no direct service charge to participants in the Plan. Additional information about the Plan may be obtained from the Plan Agent by calling 800.345.6611 or by writing to the Fund at Columbia Management Investment Services Corp., P.O. Box 219104, Kansas City, MO 64121-9104.